February 28, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Dear Sirs:

On September 23, 1999, upon the termination of our previously engaged accountant, the Board of Directors of Tax Exempt Proceeds Fund, Inc., engaged Deloitte & Touche, LLP, New York, NY as the Fund's independent accountants for the fiscal year ended June 30, 2000.

The previously engaged accountant's report on the Fund's financial statements of the Fund during the past two fiscal years contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to certainty, audit scope or accounting principles. During the two most recent fiscal years there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or audit procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. The change of accountants was recommended by the audit committee and approved by the Board of Directors.


                                       Yours very truly,

                                       /s/ Bernadette N. Finn

                                       Bernadette N. Finn
                                       Secretary, Tax Exempt Proceeds Fund, Inc.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549


     We were previously the independent accountants for the Tax Exempt Proceeds Fund, Inc. We have read their notification of change in independent accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.


                                                     MCGLADREY & PULLEN, LLP

New York, New York
February 24, 2000